Exhibit 99.1

SOLMATE INFRASTRUCTURE PLC	NASDAQ: SLMT

PRESS RELEASE | SEPTEMBER 18, 2026

After 7% Rally in SOL, Solmate CEO Believes The Token Is Still Undervalued

DUBAI, United Arab Emirates - On the heels of a 7% rally in SOL, preceding 7-day tracking window, Ron Sade, CEO of Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), believes that it is still undervalued and sees a potential path towards continued market momentum over the next year.

Sade is inviting the company’s investors to Solana’s flagship event in Singapore, Capital Forum, hosted alongside TOKEN2049, where he will present his thesis on Solana’s value appreciation in depth.

According to Solmate’s public dashboard, as of the last trading day the company holds approximately 1.24 million SOL tokens, valued at an estimated $125 million.

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws. Forward-looking statements include, among other things, statements concerning the future market price of SOL; the potential effects of regulatory and legislative developments; institutional adoption of blockchain technology; the future development, utilization and economic activity of the Solana network; and Solmate’s strategy, plans and expectations.

Ron Sade’s views regarding Solana’s potential valuation appreciation represents his opinion and a possible market scenario. It is not a guarantee, assurance, company financial forecast or recommendation to purchase or sell SOL, Solmate securities or any other asset. Digital assets are highly volatile, and the price of SOL could decline materially, including to zero.

Forward-looking statements are based on current expectations, estimates and assumptions and involve known and unknown risks and uncertainties that may cause actual outcomes to differ materially.

These risks include digital-asset price volatility, changes in laws and regulation, reversals or modifications of regulatory relief, legislative developments, technology and cybersecurity risks, competition, network performance, market liquidity, institutional adoption and the other risks described in Solmate’s filings with the U.S. Securities and Exchange Commission.

Readers should not place undue reliance on forward-looking statements. Solmate undertakes no obligation to update these statements except as required by law.

Media Enquiries

Wachsman

solmate@wachsman.com

Source: Business Wire

Solmate Infrastructure PLC ● NASDAQ: SLMT